NABO Inc.
311 Tawny Road,  Sarnia, Ontario N7S 5K1

July 28, 2006

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Station Place
450 Fifth Street, N.W.
Washington, D.C.
20549

Attn: Dennis Hult/ Angela Crane

Re:       NABO Inc.
            Registration Statementon Form SB-2
            File No. 333-135050

Dear Mr. Hult/ Ms. Crane

In response to your comment letter dated July 12, 2006 we have filed an amendment to the SB-2 which was originally filed on June 15, 2006.  To help expedite your review please find attached two marked copies of the amendment.

In response to each individual comment:

Cover Page of Registration Statement

1.  Replaced with Nevada Resident Agent: Empire Stock Transfer Inc.

Prospectus Cover Page

2.  Revised to disclose percentage of outstanding shares that are being registered for resale. Also revised to disclose the percentage of shares being registered for resale being offered by my family members

3.  Revised cover page

NABO Inc, page 3

4.  The geological report has been filed as Exhibit 99.1

5.   Disclosure in regards to the amount paid for the mineral lease, including future payment requirements has been added to this section.

6.  Definitions of technical terms have been added.

7.  The summary has been revised to disclose the amount billed by Mr. Miller for his report.

Risk Factors, page 5

8.  Risk factor has been added discussing My significant equity ownership and its impact on new shareholders, as well as the price I paid for my common stock.

Because our President has only agreed to provide his services on a part time basis, page 7

9.  Disclosure added as to what other activities I will be involved in, and whether any of them could directly compete with the company.

Selling Shareholders, page 10

10.  Price the selling shareholders paid to acquire their shares has been added to this section.

Directors, Executive Officers, Promoters and Control Persons, page 15

11.  I do not currently serve as a director of any other public companies.

Description and Location of the Poison Gulch Mineral Claims, page 21

12.  Typographical error has been corrected.

13.  Disclosure in regards to the property has been added.

14.  Disclosure added – The claims are old patented mining claims that are owned by the lessor and are fee simple and include the surface and mineral rights.

Plan of Operations, page 28

Off-Balance Sheet Arrangements, page 30

15.  Description of the nature and terms of the mineral lease agreement entered into on November 30, 2005 has been included in this section.

Rule 144, page 32

16.  The restrictions and when the shares may be available to sell under Rule 144 and what that would mean to investors has been described more fully in this section.

Financial Statements and Notes, page 36

17.  June 30, 2006 financial statements have been included in the amendment to the SB-2. An updated accountants’ consent has also been filed as an exhibit.

Statements of Operations, page 37

18.  Corrected

Statement of Stockholder’s Equity, page 38

19.  Revised to provide the date of the stock issued.

Notes to Financial Statements, page 40

Note 1. Business and Continued Operations, page 40

20.  Disclosure reconciled.

Note 3. Related Party Transactions, page 44

21.  Revised to disclose that the office space is provided free of charge.

Undertakings, page 49

22.  Revised to provide all required undertakings in the form required after December 1, 2005.

Thank you for your comments, we await your response.

Yours truly,

/s/ Ken MacAlpine

Ken MacAlpine
President